

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 29, 2013

Via E-mail:
Andrey Zasoryn
President, Secretary, Treasurer and Director
Spacepath, Inc.
7 Mayakovskogo Street
Birobidjan, Russia, 679016

> **Re: Spacepath, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 3, 2013**
> **File No. 333-191545**

Dear Mr. Zasoryn:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise your disclosure throughout your filing to state that you are a shell company, as it appears from your disclosure that you have both no operations and no or nominal non-cash assets. See Rule 405 of Regulation C under the Securities Act of 1933, as amended. Additionally, please disclose the consequences of that status, such as the restrictions on your ability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144 and the potential reduced liquidity or illiquidity of your securities. Also, please disclose your shell company status on your prospectus cover page and add a related risk factor.

2. Rule 419 defines a blank check company in section (a)(2) as a company issuing penny stock that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity." In discussing the definition of a

blank check company in the adopting release for Rule 419, the Commission stated that it would "scrutinize . . . offerings for attempts to create the appearance that the registrant . . . has a specific business plan, in an effort to avoid the application of Rule 419." Please see Release No. 33-6932. In view of the following, it appears that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company:

- You are issuing penny stock, as defined by Exchange Act Rule 3a51-1;
- You have no operations, minimal assets, and one part-time employee;
- You have no contracts or purchase orders with any retail or wholesale customers; and
- You will be unable to implement your business plan without substantial additional funding and there appears to be no efforts or current plans for obtaining this funding other than this offering.

Please revise your disclosure throughout your registration statement to comply with Rule 419 and prominently disclose that you are a blank check company.

3. We note that you have not begun operations, generated any revenues, or developed your Water Filtration System distribution business. As applicable, please revise throughout your prospectus to remove statements that imply you have operations, revenue or assets that you do not have. As examples only, we note the following disclosure:
- "We may be unable to continue to compete effectively with these existing or new competitors, which could have a material adverse effect on our financial condition and results of operations." (page 10)
- "We are and will continue to be for the foreseeable future, substantially dependent on independent Water Filtration Systems suppliers to deliver our Water Filtration Systems products." (page 11)
- "Our financial performance is sensitive to changes in overall economic conditions that impact consumer spending, particularly spending associated with non-survival products, such as Water Filtration Systems, which is not indispensable to maintaining a basic lifestyle." (page 11)

Registration Statement Cover Page, page 1

4. We note that you have disclosed 4610 as your primary standard industrial classification code number. It appears based on your disclosures that you intend to be a distributor of water filtration systems. Please revise to disclose the appropriate code based on your intended business, which appears to be 3590, or advise.

Subscription Agreement, page 4

5. We note that you reference your Subscription Agreement as Exhibit 10.1, but the Index to Exhibits indicates that Exhibit 10.1 is a Supply Agreement. We also note that you have not filed a Subscription Agreement as an exhibit to your registration statement. Please

file your form of subscription agreement as an exhibit to this filing. See Item 601(b)(10) of Regulation S-K.

Prospectus Summary, page 6

Corporate Background and Business Overview, page 6

6. Please provide a telephone number where your principal officer, Mr. Andrey Zasoryn, can be reached. The current phone number on the prospectus summary is an Oregon area code, where neither Mr. Zasoryn lives, nor where your business is incorporated. Please refer to Item 503(b) of Regulation S-K.

7. We note your disclosure that you have purchase agreements with three different suppliers. However, under Management's Discussion and Analysis of Financial Condition at page 20 and the Description of Business at page 25, you list purchase agreements with six different suppliers. Please reconcile this inconsistency.

8. We note that you have disclosed your election under Section 107(b) of the JOBS Act on page 6. Please provide a separate risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effectives dates. Include a similar statement in your critical accounting policy disclosures.

   In addition, consider describing on page 29 the extent to which any of the exemptions available to you as an emerging growth company are available to you as a smaller reporting company.

Summary of Financial Information, page 8

9. Under the Financial Summary chart, Total Assets does not equal the sum of Total Liabilities and Total Stockholder's Equity. Please account for this difference.

Risks Relating to Our Business, page 9

10. It appears that your sole officer and director will be a non-United States resident. Please provide a new risk that addresses the difficulties associated with an investor's ability to:
   - Effect service of process within the United States against Mr. Zasoryn;
   - Enforce United States court judgments based upon the civil liability provisions of the United States federal securities laws against Mr. Zasoryn in the United States;
   - Enforce in a Russian court United States court judgments based on the civil liability provisions of the United States federal securities laws against the above foreign persons; and

Andrey Zasoryn
Spacepath, Inc.
October 29, 2013
Page 4

- Bring an original action in a Russian court to enforce liabilities based upon the United States federal securities laws against the above foreign person.

  Refer to Item 101(g) of Regulation S-K.

11. The last risk factor disclosed on page 10 and the first risk factor on page 13 have essentially the same text in their respective bodies. Please either distinguish these risks or consolidate them.

Because we will import our products from China and distribute. . ., page 12

12. We note that you plan to market your products in North America but obtain your products in China and your disclosure of some of the related risks under this item. If applicable, please enhance this risk factor to describe the impact that foreign currency exchange fluctuations will have on your business. To the extent material, please also describe in your Description of Business section any Chinese governmental regulations or restrictions that will impact your business consistent with Item 101(h)(4)(ix) of Regulation S-K and, if appropriate, include risk factor disclosure describing the risks to your business resulting from such regulations or restrictions.

Price competition could negatively affect our gross margins, page 12

13. We note that this risk factor refers to risks that could apply to any offering. Please revise to tailor to your offering. Please see Item 503(c) of Regulation S-K.

Our officer and director is engaged in other activities…, page 13

14. We note that you indicate that your business relies "primarily on Mr. Zasoryn," but as he is the only officer and employer, it would appear that the business relies entirely on Mr. Zasoryn. Please add disclosure addressing this risk to your business or tell us why this is not appropriate.

Mr. Zasoryn beneficially owns a significant portion of our stock . . ., page 13

15. Please revise this risk factor, including both the heading and the body of the risk factor, to clarify that Mrs. Zasoryn will have control over all matters on which stockholders vote by virtue of her ownership of a majority of your common stock, even if your offering reaches the maximum of 2,000,000 shares.

16. You indicate that if the Maximum Offering is complete, Mr. Zasoryn will hold 66% of the issued and outstanding shares of common stock. This percentage is 67%. Please correct your disclosure.

Use of Proceeds, page 17

17. We note that this section refers investors to the "Plan of Operation" section of the prospectus, which does not appear in the Table of Contents nor is it clearly delineated in the prospectus. It appears the section you are referring to is Management's Discussion and Analysis and Plan of Operation. Please change this reference to Management's Discussion and Analysis and Plan of Operation or clearly indicate to where in the prospectus you are referring readers.

Management's Discussion and Analysis and Plan of Operation, page 20

Overview, page 20

18. Clarify how you intend to utilize the $4,000 proceeds you received from your founder.

Office Set-up and Website Development, Time Frame Months 1-6, page 20

19. We note that you plan to spend $200 on office set up expenses if 25% of the shares are sold, but indicate that if at least 50% of the offering is not met than you will not set up an office in the United States. Please disclose what this $200 would be used for in the event that the 50% threshold is not met.

20. Please disclose what necessary equipment you will need to set up operation.

21. Please indicate who you expect to run the U.S. office once it is established. The only officer currently resides in Russia.

Expenditures and Plan of Operation for the next 12 months, page 22

22. We note your chart under this section is inconsistent with the numerical data under the "Use of Proceeds" section on page 17. Please revise the chart to correct the inconsistency.

Net Remaining Balance, page 23

23. Please discuss how your company concluded that future cash needs for the next twelve months would be $40,000.

Description of Business, page 30

24. We note that the content in the "Overview" section of Management's Discussion and Analysis of Financial Condition and Plan of Operation is identical to the first ten paragraphs of the "In General" section of Description of Business. As this information appears to be more a general description of your business than a managerial discussion of it, please disclose this information only under Description of Business.

In General, page 25

25. We note that your company intends to mark up the purchase price by 10% to 15% for wholesale customers and by 15% to 20% for retail customers. Please compare these mark ups to those of your competitors. If these mark ups are higher than those of your competitors, please disclose why you expect customers to pay the higher mark up fee for your services. Refer to Item 101(h)(4)(iii) of Regulation S-K.

Product Overview or History of Water Filtration Systems / Types of Filters, page 26

26. We note that your entire discussion here is lifted verbatim from Wikipedia at http://en.wikipedia.org/wiki/Water_filter. We urge you to tailor the description of your business to the specifics of your actual business so that investors can better understand material information about your company, rather than copying and pasting unverified, irrelevant information you find on the internet. Refer to Item 101 of Regulation S-K.

Potential Customers, page 28

27. Please revise your disclosure to clarify whether you will attempt to focus your efforts on retail or wholesale customers.

28. We note that you plan to distribute your Water Filtration System to North American countries. Please specify which countries you intend to target and describe your plan of targeting such countries. Refer to Item 101(h)(4)(ii) of Regulation S-K.

Compliance with Government Regulation, page 28

29. Please further describe the nature of any government regulation relevant to distribution in North America in order to fulfill the requirements of Item 101(h)(ix) of Regulation S-K.

Description of Property, page 30

Facilities, page 30

30. We note that you plan to lease an office in the United States if your offering is successful. Please revise this section to further describe your intended geographic region for such intended office. Please see Item 102 of Regulation S-K.

Director, Executive Officer, Promoter and Control Person, page 31

31. We note your statement that Mr. Zasoryn has experience with the sale and distribution of Water Filtration, but on page 12 you state that Mr. Zasoryn "has no prior experience distributing or selling Water Filtration Systems." Please explain this inconsistency.

Involvement in Certain Legal Proceedings, page 32

32. We note that you limit your disclosure in this section to the last five years. Please be advised that Item 401(f) of Regulation S-K requires you to disclose events that occurred during the past ten years. Please revise.

Plan of Distribution, page 36

33. Please describe the process by which Mr. Zasoryn intends to offer your securities. Refer to Item 508(c) of Regulation S-K.

34. Please revise to describe the manner in which investors will subscribe for and receive their shares.

Index to Financial Statements, page 40

35. Please amend your filing to include an audited income statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tracey McKoy, Staff Accountant at 202-551-3772 or Terence O'Brien, Accounting Branch Chief at 202-551-3350 if you have questions regarding comments on the financial statements and related matters. Please contact David Korvin at 202-551-3236 or me at 202-551-3397 with any other questions.

Sincerely,

Jay Ingram
Legal Branch Chief